Louis Taubman (Admitted NY)

Email lou@lhttlaw.com

May 15, 2008

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:

Sonia Barros

Re:

Viscorp, Inc.

Registration Statement on Form S-1

Filed February 15, 2008

File No. 333-149261

Dear Ms. Barros:

This letter is provided in response to your letter dated April 11, 2008, regarding the above-referenced Registration Statement for our client, Viscorp, Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Viscorp, Inc. and not our law firm.

1.

We note your response to our prior comment 2 and reissue that comment.  The filing still does not include the signature of your principal financial officer.  Please include this signature in an amended Form S-1.  If Dr. Jiang also serves as the principal financial officer, his signature should be captioned as such in your amended filing.  See Instructions 1 and 2 to the Signatures section of Form S-1.

Response:

We revised the signatures to the S-1 according to your comment.

2.

We note your response to our prior comment 3 and reissue that comment.  The registration statement must include audited financial statements of the registrant.  The financial statements should comply with Item 310 of Regulation S-B or Article 8 of Regulation S-X.  Disclose the year end Tianyin Pharmaceutical Co, Inc. will elect.

Response:

After discussions with the SEC staff regarding this comment and conducting our own research, we determined to file an Annual Report on Form 10-KSB for the year ending December 31, 2007 (the “Annual Report”), which we filed on May 13, 2008.  In connection therewith, we also decided to file an amended quarterly report on Form 10-Q for the quarter ending December 31, 2007, which we filed on May 13, 2008, to include a Pro Forma balance sheet and income statement derived from the balance sheet and income statement of Viscorp, Inc. at December 31, 2007, and adjusts such information to give the effect to the acquisition of Raygere, as if the acquisition had occurred at December 31, 2007.  Because our fiscal year did not change until the Share Exchange with Raygere Limited closed on January 16, 2008, which was 16 days after our fiscal year ended, research shows that an annual report covering such period was required.  Pursuant to Generally Accepted Accounting Principals and SEC regulations, our new filing schedule based upon the change of our fiscal year from December 31 to June 30, commences with the quarter ending March 30, 2008; we will file a 10-Q on or before May 15, 2008.  We included the following explanatory note in the Pre-Effective Amendment 1 to our S-1:

EXPLANATORY NOTE:  As a result of the Share Exchange with Raygere Limited, a company organized under the laws of the British Virgin Islands, Time Poly Management Limited, Happyvale Limited and Fartop Management Limited, each a BVI company, and Cmark Holding Co., Ltd., an exempted company organized under the laws of the Cayman Islands that closed on January 16, 2008, our fiscal year changed to June 30.  Pursuant to comments received from the SEC and after our own research into the issue, we determined that since our fiscal year ended prior to the consummation of the Share Exchange, an annual report covering the year ending December 31, 2007 was required.  Pursuant to Generally Accepted Accounting Principals and SEC regulations, our new filing schedule based upon the change of our fiscal year from December 31 to June 30, commences with the quarter ending March 30, 2008.  As a result, we are filing this amendment to include the financial statements of Viscorp, Inc., prior to the share exchange with Raygere, for the year ended December 31, 2007 and to include Dr. Jiang’s title of Acting Chief Financial Officer, as requested by the SEC.

To assist investors to understand the Annual Report filing, we included the following explanatory note immediately preceding Part I of such report:

EXPLANATORY NOTE:  We are filing this Annual Report on Form 10-KSB for the year ending December 31, 2007, because our fiscal year did not change until the Share Exchange with Raygere Limited, a company organized under the laws of the British Virgin Islands, Time Poly Management Limited, Happyvale Limited and Fartop Management Limited, each a BVI company, and Cmark Holding Co., Ltd., an exempted company organized under the laws of the Cayman Islands closed on January 16, 2008.  Since our fiscal year ended prior to the consummation of the Share Exchange, an annual report covering such period was required.  Pursuant to Generally Accepted Accounting Principals and SEC regulations, our new filing schedule based upon the change of our fiscal year from December 31 to June 30, commences with the quarter ending March 30, 2008; we will file a 10-QSB on or before May 14, 2008.  Since the Share Exchange closed prior to the date this Annual Report is due but after the period for which this Report covers, the information contained herein speaks of the company both before and after the transaction.  Unless otherwise noted, references to “we,”

“our,” “us” or similar words below, refer to the Company and its subsidiaries following the completion of the Share Exchange and Viscorp refers to the Company prior to the completion of the Share Exchange .

3.

We note that your auditors are located in New Jersey.  It appears that all of the assets, liability, revenues and expenses of Chengdu Tianyin Pharmaceutical Co., Ltd. relate to operations located in China.  Please have your auditors tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted.  Your response should include a discussion of the following:

•

Whether another auditor was involved in the audit of the Chinese operations.  If so, please tell the names of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCOAB).  Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards;

•

Whether your U.S. auditor performed all the required audit procedures within the United Sates or whether a portion of the audit was conducted by your U.S. auditor within China.  Explain how the audit and observation of inventories was performed at June 30, 2007 and 2006.

Response:   Mr. John Zhao, CPA, the Partner in charge of Asian services, spends a majority of his time on all aspects of the audit, in the field in China, on all Asian Audits. Members of the firm of Patrizio and Zhao, LLC (hereinafter P&Z) accompany him when and where necessary. The firm also hires or retains additional accounting and auditing staff support, with an emphasis on Chinese speaking nationals with accounting and technical expertise. In compliance with U.S. Generally accepted Auditing Standards (GAAS), all of these individuals are under the direct control, direction, management and supervision of the audit Partner, in organizing, managing, conducting and performing all aspects of the independent audit engagement.

P&Z firm members maintain daily communication via internet and telephone between the partner and his supporting staff in China and the United States New Jersey office. The firm sends all audit workpapers, confirmations, permanent file documents, supporting audit documentation, audit memoranda, accounting and audit schedules and other evidence prepared and conducted in China to the U.S. New Jersey office for quality control review, which is performed by the Quality Control SEC Director (hereinafter QC SEC Director). The QC SEC Director is also responsible for examining and reviewing all Financial Statements, Footnotes and all related SEC filings in compliance with U.S. PCAOB rules and standards, SEC rules and regulations, and U.S. Generally Accepted Accounting Principles. The QC SEC Director is also responsible for examining compliance with PCAOB, SEC and AICPA Independence Standards and U.S. Generally Accepted Auditing Standards.

Lastly, P&Z did not use or rely on the work of another auditor in conducting and completing the audit of the registrant.

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

LESER HUNTER TAUBMAN & TAUBMAN

/s/  Louis Taubman

By: Louis Taubman,

Attorney at Law

Cc: Dr. Jiang, CEO

      Viscorp, Inc.